

KROLL BOND RATING AGENCY, INC.

Form NRSRO Annual Certification


EXHIBIT 1:

Performance
Measurement Statistics


List of Tables

1   Financial Institutions, Brokers, or Dealers - 1-Year Transition and Default Rates (Long-Term Credit Ratings) 4
2   Financial Institutions, Brokers, or Dealers - 3-Year Transition and Default Rates (Long-Term Credit Ratings) 5
3   Financial Institutions, Brokers, or Dealers - 10-Year Transition and Default Rates (Long-Term Credit Ratings) 6
4   Financial Institutions, Brokers, or Dealers - 1-Year Transition and Default Rates (Short-Term Credit Ratings) 7
5   Financial Institutions, Brokers, or Dealers - 3-Year Transition and Default Rates (Short-Term Credit Ratings) 8
6   Financial Institutions, Brokers, or Dealers - 10-Year Transition and Default Rates (Short-Term Credit Ratings) 9
7   Insurance Companies - 1-Year Transition and Default Rates (Insurance Financial Strength Ratings) 10
8   Insurance Companies - 3-Year Transition and Default Rates (Insurance Financial Strength Ratings) 11
9   Insurance Companies - 10-Year Transition and Default Rates (Insurance Financial Strength Ratings) 12
10 Corporate Issuers - 1-Year Transition and Default Rates (Long-Term Credit Ratings) 13
11 Corporate Issuers - 3-Year Transition and Default Rates (Long-Term Credit Ratings) 14
12 Corporate Issuers - 10-Year Transition and Default Rates (Long-Term Credit Ratings) 15
13 RMBS - 1-Year Transition and Default Rates (Long-Term Credit Ratings) 16
14 RMBS - 3-Year Transition and Default Rates (Long-Term Credit Ratings) 17
15 RMBS - 10-Year Transition and Default Rates (Long-Term Credit Ratings) 18
16 CMBS - 1-Year Transition and Default Rates (Long-Term Credit Ratings) 19
17 CMBS - 3-Year Transition and Default Rates (Long-Term Credit Ratings) 20
18 CMBS - 10-Year Transition and Default Rates (Long-Term Credit Ratings) 21
19 CDOs - 1-Year Transition and Default Rates (Long-Term Credit Ratings) 22
20 CDOs - 3-Year Transition and Default Rates (Long-Term Credit Ratings) 23
21 CDOs - 10-Year Transition and Default Rates (Long-Term Credit Ratings) 24
22 CDOs - 1-Year Transition and Default Rates (Short-Term Credit Ratings) 25
23 CDOs - 3-Year Transition and Default Rates (Short-Term Credit Ratings) 26
24 CDOs - 10-Year Transition and Default Rates (Short-Term Credit Ratings) 27
25 Other ABS - 1-Year Transition and Default Rates (Long-Term Credit Ratings) 28
26 Other ABS - 3-Year Transition and Default Rates (Long-Term Credit Ratings) 29
27 Other ABS - 10-Year Transition and Default Rates (Long-Term Credit Ratings) 30
28 Other ABS - 1-Year Transition and Default Rates (Short-Term Credit Ratings) 31
29 Other ABS - 3-Year Transition and Default Rates (Short-Term Credit Ratings) 32
30 Other ABS - 10-Year Transition and Default Rates (Short-Term Credit Ratings) 33
31 Other SFPs - 1-Year Transition and Default Rates (Long-Term Credit Ratings) 34
32 Other SFPs - 3-Year Transition and Default Rates (Long-Term Credit Ratings) 35
33 Other SFPs - 10-Year Transition and Default Rates (Long-Term Credit Ratings) 36
34 Soverign Issuers - 1-Year Transition and Default Rates (Long-Term Credit Ratings) 37
35 Soverign Issuers - 3-Year Transition and Default Rates (Long-Term Credit Ratings) 38
36 Soverign Issuers - 10-Year Transition and Default Rates (Long-Term Credit Ratings) 39
37 Soverign Issuers - 1-Year Transition and Default Rates (Short-Term Credit Ratings) 40
38 Soverign Issuers - 3-Year Transition and Default Rates (Short-Term Credit Ratings) 41
39 Soverign Issuers - 10-Year Transition and Default Rates (Short-Term Credit Ratings) 42
40 U.S. Public Finance - 1-Year Transition and Default Rates (Long-Term Credit Ratings) 43
41 U.S. Public Finance - 3-Year Transition and Default Rates (Long-Term Credit Ratings) 44
42 U.S. Public Finance - 10-Year Transition and Default Rates (Long-Term Credit Ratings) 45
43 U.S. Public Finance - 1-Year Transition and Default Rates (Short-Term Credit Ratings) 46

44   U.S. Public Finance - 3-Year Transition and Default Rates (Short-Term Credit Ratings) 47

45   U.S. Public Finance - 10-Year Transition and Default Rates (Short-Term Credit Ratings) 48

Table 1: Financial Institutions, Brokers, or Dealers - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2017 through December 31, 2018)

Credit Ratings as of 12/31/2017		Credit Ratings as of 12/31/2018 (Percent)																					Other Outcomes During 12/31/2017 - 12/31/2018 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	1	100%																							
AA+	0																								
AA	1			100%																					
AA-	3				100%																				
A+	5				20%	80%																			
A	10					10%	90%																			
A-	43							98%																	2%
BBB+	85							5%	88%	1%															6%
BBB	62								6%	86%															8%
BBB-	12									8%	75%														17%
BB+	4											75%	25%												
BB	1												100%												
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	227																								

Table 2: Financial Institutions, Brokers, or Dealers - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2015 through December 31, 2018)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2018 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2018 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	0																								
AA	2			50%																					50%
AA-	2				100%																				
A+	5				20%	40%																			40%
A	7					14%	29%																		57%
A-	25				4%		8%	68%																	20%
BBB+	54					2%		13%	59%	2%															24%
BBB	31								19%	58%															23%
BBB-	9									22%	12%	11%	11%										11%		33%
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	135																								

Table 3: Financial Institutions, Brokers, or Dealers - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 4: Financial Institutions, Brokers, or Dealers - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2017 through December 31, 2018)

Credit Ratings as of 12/31/2017		Credit Ratings as of 12/31/2018 (Percent)						Other Outcomes During 12/31/2017 - 12/31/2018 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	4	100%								
K1	15	7%	86%							7%
K2	125			94%						6%
K3	58			5%	88%					7%
B	1					100%				
C	0									
Total	203									

Table 5: Financial Institutions, Brokers, or Dealers - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2015 through December 31, 2018)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2018 (Percent)						Other Outcomes During 12/31/2015 - 12/31/2018 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	4	75%								25%
K1	14	7%	43%							50%
K2	76	1%	4%	73%						22%
K3	30			13%	64%	3%				20%
B	0									
C	0									
Total	124									

Table 6: Financial Institutions, Brokers, or Dealers - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 7: Insurance Companies - 1-Year Transition and Default Rates (Insurance Financial Strength Ratings)

(December 31, 2017 through December 31, 2018)

Credit Ratings as of 12/31/2017		Credit Ratings as of 12/31/2018 (Percent)																					Other Outcomes During 12/31/2017 - 12/31/2018 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	2		100%																						
AA	2			100%																					
AA-	0																								
A+	0																								
A	3						100%																		
A-	14							100%																	
BBB+	3								100%																
BBB	0																								
BBB-	0																								
BB+	1										100%														
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	25																								

Table 8: Insurance Companies - 3-Year Transition and Default Rates (Insurance Financial Strength Ratings)

(December 31, 2015 through December 31, 2018)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2018 (Percent)																						Other Outcomes During 12/31/2015 - 12/31/2018 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	3		67%																						33%
AA	1			100%																					
AA-	0																								
A+	0																								
A	0																								
A-	0																								
BBB+	0																								
BBB	0																								
BBB-	0																								
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	4																								

Table 9: Insurance Companies - 10-Year Transition and Default Rates (Insurance Financial Strength Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 10: Corporate Issuers - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 11: Corporate Issuers - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2015 through December 31, 2018)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2018 (Percent)																						Other Outcomes During 12/31/2015 - 12/31/2018 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	0																								
AA	0																								
AA-	0																								
A+	0																								
A	0																								
A-	1																								100%
BBB+	0																								
BBB	1																								100%
BBB-	0																								
BB+	0																								
BB	0																								
BB-	0																								
B+	1																								100%
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	3																								

Table 12: Corporate Issuers - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 13: RMBS - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2017 through December 31, 2018)

Credit Ratings as of 12/31/2017		Credit Ratings as of 12/31/2018 (Percent)																				Other Outcomes During 12/31/2017 - 12/31/2018 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	2011	99%																						1%	
AA+	59	22%	68%																					10%	
AA	88	8%	33%	57%																				2%	
AA-	23		13%	26%	39%																			22%	
A+	13		8%	15%	23%	31%																		23%	
A	75			8%	8%	25%	55%																	4%	
A-	36		3%	11%	3%	22%	14%	30%																17%	
BBB+	53	2%	2%	1%	2%	2%	9%	26%	48%															9%	
BBB	132		1%		2%	2%	2%	17%	27%	49%														1%	
BBB-	105								11%	27%	54%													8%	
BB+	79							4%		28%	11%	56%												1%	
BB	182								1%	2%	10%	15%	72%												
BB-	43											12%	21%	55%										12%	
B+	88												15%	7%	78%										
B	35														9%	91%									
B-	1																100%								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	3023																								

Table 14: RMBS - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2015 through December 31, 2018)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2018 (Percent)																				Other Outcomes During 12/31/2015 - 12/31/2018 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	1071	95%																						5%	
AA+	33	55%	15%																					30%	
AA	66	62%	21%	5%																				12%	
AA-	9	22%	22%		34%																			22%	
A+	6					17%																		83%	
A	75	8%	33%	9%	9%	11%	9%																	21%	
A-	22					5%	5%	13%																77%	
BBB+	16								19%															81%	
BBB	86	11%	7%	22%	5%	19%	12%	10%	7%	6%														8%	
BBB-	35							14%		10%	23%													46%	
BB+	8								50%															50%	
BB	75				1%	1%	7%	13%	15%	25%	8%	9%	16%											5%	
BB-	7													14%										86%	
B+	12								33%				67%												
B	15							20%				20%	27%		20%	13%									
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	1536																								

Table 15: RMBS - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 16: CMBS - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2017 through December 31, 2018)

Credit Ratings as of 12/31/2017		Credit Ratings as of 12/31/2018 (Percent)																				Other Outcomes During 12/31/2017 - 12/31/2018 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	1944	94%																						6%	0%
AA+	30		90%																					10%	
AA	105		4%	93%																				3%	
AA-	163	2%	2%	7%	83%																			6%	
A+	30			7%	20%	70%																		3%	
A	101				2%	7%	87%																	4%	
A-	263	0%			1%	1%	7%	88%																3%	
BBB+	53						4%	6%	86%															4%	
BBB	58							2%		98%															
BBB-	39	1%							1%	0%	93%		1%											4%	
BB+	359											90%												10%	
BB	139												96%	2%										2%	
BB-	181												2%	90%	2%									5%	
B+	44														89%									11%	
B	99															88%	9%		1%					2%	
B-	126																93%		4%					3%	
CCC+	0																								
CCC	3																		100%						
CCC-	0																								
CC	0																								
C	0																								
Total	3737																								

Table 17: CMBS - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2015 through December 31, 2018)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2018 (Percent)																				Other Outcomes During 12/31/2015 - 12/31/2018 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	1300	84%																						16%	0%
AA+	10		70%																					30%	
AA	52		19%	68%																				13%	
AA-	127	2%	6%	14%	61%																			17%	
A+	12			8%	50%	25%																		17%	
A	61		3%	3%	10%	21%	55%																	8%	
A-	209	0%			1%	2%	11%	76%																10%	
BBB+	31						13%	23%	58%																6%	
BBB	24							4%	4%	92%																
BBB-	241	1%						0%	1%	2%	81%		1%												14%	0%
BB+	24											83%													17%	
BB	106									1%			88%	5%	3%										3%	
BB-	117										1%			71%	3%	3%									22%	
B+	27														70%	7%				4%					19%	
B	79															75%	15%			4%					6%	
B-	70																80%			7%					13%	
CCC+	0																									
CCC	0																									
CCC-	0																									
CC	0																									
C	0																									
Total	2490																									

Table 18: CMBS - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 19: CDOs - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2017 through December 31, 2018)

Credit Ratings as of 12/31/2017		Credit Ratings as of 12/31/2018 (Percent)																						Other Outcomes During 12/31/2017 - 12/31/2018 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	0																								
AA	0																								
AA-	2				100%																				
A+	0																								
A	0																								
A-	0																								
BBB+	0																								
BBB	0																								
BBB-	0																								
BB+	0																								
BB	0																								
BB-	1												100%												
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	3																								

Table 20: CDOs - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 21: CDOs - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 22: CDOs - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 23: CDOs - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 24: CDOs - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 25: Other ABS - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2017 through December 31, 2018)

Credit Ratings as of 12/31/2017		Credit Ratings as of 12/31/2018 (Percent)																					Other Outcomes During 12/31/2017 - 12/31/2018 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	74	53%																						47%	
AA+	47	11%	49%																					40%	
AA	49	18%	35%	39%																				8%	
AA-	11	27%	18%	18%	19%																			18%	
A+	34	9%	6%	6%	15%	32%																		32%	
A	61	2%	11%	8%	8%	21%	45%	13%																5%	
A-	21		10%	5%	10%	10%	14%	14%																38%	
BBB+	28		7%	18%		7%	7%	13%	29%															18%	
BBB	72		1%	1%	3%	6%	4%	7%	11%	54%														7%	
BBB-	14		7%				21%	11%	21%	22%	23%													14%	
BB+	9						11%		4%	10%	11%	45%													
BB	50										12%	20%	52%											2%	
BB-	15									13%	7%	13%	13%	40%				7%						7%	
B+	6											17%		33%	50%										
B	3														33%	67%									
B-	2															50%								50%	
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	496																								

Table 26: Other ABS - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2015 through December 31, 2018)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2018 (Percent)																						Other Outcomes During 12/31/2015 - 12/31/2018 (Percent)	
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	31	3%																						97%	
AA+	16																							100%	
AA	23	9%	9%	4%																				78%	
AA-	4	25%																						75%	
A+	8																							100%	
A	28	11%	14%	7%	4%		3%																	61%	
A-	4		25%	25%																				50%	
BBB+	7																							100%	
BBB	32	9%		9%	13%	3%	6%	6%		13%														41%	
BBB-	3																							100%	
BB+	7					14%	14%	15%																57%	
BB	20		5%	5%			5%			15%	15%		5%											50%	
BB-	1							100%																	
B+	1													100%											
B	3																							100%	
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	188																								

Table 27: Other ABS - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 28: Other ABS - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2017 through December 31, 2018)

Credit Ratings as of 12/31/2017		Credit Ratings as of 12/31/2018 (Percent)						Other Outcomes During 12/31/2017 - 12/31/2018 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	2								100%	
K1	0									
K2	0									
K3	0									
B	0									
C	0									
Total	2									

Table 29: Other ABS - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 30: Other ABS - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 31: Other SFPs - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2017 through December 31, 2018)

Credit Ratings as of 12/31/2017		Credit Ratings as of 12/31/2018 (Percent)																					Other Outcomes During 12/31/2017 - 12/31/2018 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	14	86%																						14%	
AA+	2	100%																							
AA	31	77%		20%																				3%	
AA-	1																							100%	
A+	5				20%	60%																		20%	
A	72			1%	3%		80%	1%																15%	
A-	5							80%																20%	
BBB+	8								62%	38%															
BBB	70						1%			92%	1%													6%	
BBB-	4										100%														
BB+	4											100%													
BB	22												91%											9%	
BB-	4													100%											
B+	2														50%									50%	
B	5															80%		20%							
B-	2																50%							50%	
CCC+	2																							100%	
CCC	4																		100%						
CCC-	0																								
CC	0																								
C	0																								
Total	257																								

Table 32: Other SFPs - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2015 through December 31, 2018)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2018 (Percent)																						Other Outcomes During 12/31/2015 - 12/31/2018 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	8	37%																						50%	13%
AA+	0																								
AA	6	83%		17%																					
AA-	3			33%																				67%	
A+	4					75%																		25%	
A	23			4%			44%																	52%	
A-	2						50%	50%																	
BBB+	3								67%															33%	
BBB	17									71%														29%	
BBB-	2										50%		50%												
BB+	0																								
BB	7												72%			14%								14%	
BB-	2																							100%	
B+	3														33%									67%	
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	80																								

Table 33: Other SFPs - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 34: Soverign Issuers - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 35: Sovereign Issuers - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 36: Soverign Issuers - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 37: Sovereign Issuers - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 38: Sovereign Issuers - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 39: Soverign Issuers - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 40: U.S. Public Finance – 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2017 through December 31, 2018)

Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	5	100%																							
AA+	8	13%	74%																						13%
AA	12			100%																					
AA-	15			7%	93%																				
A+	9				11%	78%																			11%
A	3						100%																		
A-	6							100%																	
BBB+	2						50%		50%																
BBB	3									100%															
BBB-	3										100%														
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	66																								

Table 41: U.S. Public Finance - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2015 through December 31, 2018)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2018 (Percent)																				Other Outcomes During 12/31/2015 - 12/31/2018 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	3	100%																							
AA+	7	14%	72%																						14%
AA	12		8%	84%	8%																				
AA-	11			27%	73%																				
A+	8				25%	62%																			13%
A	3					33%	67%																		
A-	4						25%	75%																	
BBB+	0																								
BBB	0																								
BBB-	1										100%														
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	49																								

Table 42: U.S. Public Finance - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 43: U.S. Public Finance - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2017 through December 31, 2018)

Credit Ratings as of 12/31/2017		Credit Ratings as of 12/31/2018 (Percent)						Other Outcomes During 12/31/2017 - 12/31/2018 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	6	83%							17%	
K1	1									100%
K2	0									
K3	0									
B	0									
C	0									
Total	7									

Table 44: U.S. Public Finance - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2015 through December 31, 2018)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2018 (Percent)						Other Outcomes During 12/31/2015 - 12/31/2018 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	4	75%							25%	
K1	1									100%
K2	0									
K3	0									
B	0									
C	0									
Total	5									

Table 45: U.S. Public Finance - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.



Form NRSRO Exhibit 1

Exhibit 1. Provide in this Exhibit performance measurement statistics of the credit ratings of the Applicant/NRSRO, including performance measurement statistics of the credit ratings separately for each class of credit rating for which the Applicant/NRSRO is seeking registration or is registered (as indicated in Item 6 and/or 7 of Form NRSRO):

OVERVIEW

Kroll Bond Rating Agency (KBRA) began to publish credit ratings in 2011. The attached tables show transition and default rates for 1-year, 3-year, and 10-year[1] time periods through the most recent calendar year end.

Note: KBRA assigns several thousand financial strength ratings, using an "A" through "E", as well as an "aaa" through "d" rating scale. General industry practice is not to define financial strength ratings as "credit ratings." Such ratings typically do not reference a particular security and in many cases are used to support credit ratings. Consequently, KBRA does not include bank financial strength ratings in its Exhibit 1 submission.

PERFORMANCE MEASUREMENT STATISTICS

Periods Shown; Institutions Rated; Frequency of Ratings

The data in the attached tables have been compiled from historical published ratings. The unit of study for Structured Finance ratings is the rated tranche. For all other ratings, the issuer is the unit of study, regardless of the number of obligations or classes of obligations rated.

Each table shown is based on a static pool or cohort analysis. The tables show the percent of ratings outstanding at the start of the period (not initial ratings) in each category, compared to where they stood at the end of the stated period. The diagonal is the percent of ratings that remained the same at the start and end of the period. The periods covered are 1-year (comparing ratings on December 31, 2017 with ratings at December 31, 2018), 3-year (comparing ratings on December 31, 2015 with ratings at December 31, 2018) and 10-year[1] (comparing ratings on December 31, 2008 with ratings at December 31, 2018).

The transition and default tables reflect specific time periods. However, the number of entities included may change from period to period, or from the beginning of a period to the end of a period. For example, an institution may merge, dissolve, or otherwise experience an organizational change that causes it to cease to be included in a later period.

---

[1] KBRA has not assigned credit ratings for the length of time necessary to produce any 10-year transition matrices.



For long-term and short-term Credit Ratings, KBRA defines default as occurring if:

1. There is a missed interest payment, principal payment, or preferred dividend payment, as applicable, on a rated obligation which is unlikely to be recovered; or

2. The rated entity files for protection from creditors, is placed into receivership or is closed by regulators such that a missed payment is likely to result; or

3. The rated entity seeks and completes a distressed exchange, where existing rated obligations are replaced by new obligations with a diminished economic value.

In all cases, defaulted entities are not dollar-weighted (*i.e.*, a failure of a large entity and a small entity will be counted the same).

Some cells of the transition matrix do not include a value. This indicates that there were no transitions observed for that cell. A cell with a non-zero value that is less than 0.5% will be shown with a value of "0%" in the transition matrix due to rounding.

For the purposes of KBRA's Exhibit 1 submission, "other SFPs" means a securitization primarily of Containers, Aircraft, Net Leases, Residential PACE, Property Tax Liens, Whole Business Securitization, Wireless Spectrum, Timeshare or Other ABS.

Definition of Credit Rating Categories Used by KBRA

Long-Term Credit Rating Scale

KBRA assigns credit ratings to issuers and their obligations using the same rating scale. In either case, KBRA's credit ratings are intended to reflect both the probability of default and severity of loss in the event of default, with greater emphasis on probability of default at higher rating categories. For obligations, the determination of expected loss severity is, among other things, a function of the seniority of the claim. Generally speaking, issuer-level ratings assume a loss severity consistent with a senior unsecured claim. KBRA appends the "sf" indicator to ratings assigned to structured finance obligations.

AAA Determined to have almost no risk of loss due to credit-related events. Assigned only to the very highest quality obligors and obligations able to survive extremely challenging economic events.

AA Determined to have minimal risk of loss due to credit-related events. Such obligors and obligations are deemed very high quality.

A Determined to be of high quality with a small risk of loss due to credit-related events. Issuers and obligations in this category are expected to weather difficult times with low credit losses.



BBB Determined to be of medium quality with some risk of loss due to credit-related events. Such issuers and obligations may experience credit losses during stress environments.

BB Determined to be of low quality with moderate risk of loss due to credit-related events. Such issuers and obligations have fundamental weaknesses that create moderate credit risk.

B Determined to be of very low quality with high risk of loss due to credit-related events. These issuers and obligations contain many fundamental shortcomings that create significant credit risk.

CCC Determined to be at substantial risk of loss due to credit-related events, near default or in default with high recovery expectations.

CC Determined to be near default or in default with average recovery expectations.

C Determined to be near default or in default with low recovery expectations.

D KBRA defines default as occurring if:

1. There is a missed interest payment, principal payment, or preferred dividend payment, as applicable, on a rated obligation which is unlikely to be recovered; or
2. The rated entity files for protection from creditors, is placed into receivership or is closed by regulators such that a missed payment is likely to result; or
3. The rated entity seeks and completes a distressed exchange, where existing rated obligations are replaced by new obligations with a diminished economic value.

KBRA may append + or - modifiers to ratings in categories AA through CCC to indicate, respectively, upper and lower risk levels within the broader category.

Short-Term Credit Rating Scale

KBRA's short-term ratings indicate an ability to meet obligations that typically have maturities of thirteen months or fewer when issued by corporate entities, financial institutions, and in connection with structured finance transactions. When applied to municipal obligations, KBRA's short- term ratings typically indicate an ability to meet obligations of three years or fewer. Short-term ratings may be assigned to both issuers and to specific obligations. As compared to long-term ratings, greater emphasis is placed on an obligor's liquidity profile and access to funding. KBRA appends the "sf" indicator to ratings assigned to structured finance obligations.

K1+ Exceptional ability to meet short-term obligations.

K1 Very strong ability to meet short-term obligations.



K2 Strong ability to meet short-term obligations.

K3 Adequate ability to meet short-term obligations.

B Questionable ability to meet short-term obligations.

C Little ability to meet short-term obligations.

D KBRA defines default as occurring if:

1. There is a missed interest payment, principal payment, or preferred dividend payment, as applicable, on a rated obligation which is unlikely to be recovered;

2. The rated entity files for protection from creditors, is placed into receivership or is closed by regulators such that a missed payment is likely to result; or

3. The rated entity seeks and completes a distressed exchange, where existing rated obligations are replaced by new obligations with a diminished economic value.

RATING ACTION HISTORY

Ratings information that is required to be made available pursuant to SEC Rule 17g-7(b) can be found first by clicking on the link **https://www.krollbondratings.com/regulatory**, and then clicking the hyperlinks "Issue Level Ratings" and "Issuer Level Ratings" under the heading "Rating Action History."